

CNB CORPORATION BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
Ernest J. Lareau	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Richard A. Cox	Vice President
Gail S. Sansbury	Vice President
Roger L. Sweatt	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy S. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
C. Joseph Cunningham	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Graham	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole Scalise	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
John M. Proctor	Banking Officer
Whitney H. Hughes	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Despite a declining economy and an especially difficult period for the banking industry, Conway National experienced solid financial performance in the first half of 2008. Net income for the six months ended June 30, 2008 totaled $4,677,000, down 5.9% from $4,971,000 earned for the same period in 2007. On a per share basis, earnings, adjusted for the effect of the 10% stock dividend distributed in September 2007, declined 3.5% from $5.76 in 2007 to $5.56 in 2008. Total assets grew to $858.3 million at June 30, 2008, with capital at $82.4 million.

As of June 30, 2008, total assets were $858,291,000, an increase of 1.9% over June 30, 2007; total deposits amounted to $713,722,000, an increase of 4.7% over the previous year; loans totaled $589,410,000, an increase of 6.2% from 2007; and investment securities were $192,325,000, a decrease of 6.3% from the prior year. Total federal funds purchased and securities sold under agreement to repurchase were $49,835,000 at June 30, 2008 as compared to $69,232,000 at June 30, 2007, a decline of 28.0%. Stockholders' equity totaled $82,439,000 at June 30, 2008, resulting in a book value of $98.90 per share.

Net income for the quarter ended June 30, 2008 of $4,677,000 represents an annualized return on average assets of 1.08% and an annualized return on average stockholders' equity of 11.17%, which compare very favorably to peer and industry performances but are lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which increased 3.7% from $15,197,000 for the six-month period ended June 30, 2007 to $15,754,000 for the six-month period ended June 30, 2008. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses increased significantly, 136.6%, from $361,000 for the first six months of 2007 to $854,000 for the first six months of 2008. The allowance for loan losses, as a percentage of net loans, was held steady at 1.16% at June 30, 2007 and 2008. Noninterest expenses increased 8.1% from $10,606,000 to $11,461,000 and noninterest income increased 4.3% from $3,427,000 to $3,573,000 during the same period. Noninterest expenses increased overall due to additional staffing, increased compensation, fixed asset expenditures, increased health care costs, increased advertising expense, increased network and telecommunications expense, and a decline in deferred loan costs. Noninterest income increased due to an increase in service charges on deposit accounts and increased noninterest miscellaneous income.

Conway National maintained solid earnings for the first half of 2008. Although earnings declined for the first six months of 2008 compared to 2007 and historical returns, Conway National performed very well in comparison to peer banks and to other banks operating within our market. Local economic activity softened significantly during the second half of 2007 and declined further in the first half of 2008 resulting, in part, in an increase in loan losses, which remain well manageable. Additionally, the Bank has addressed significant declines in market interest rates, 325 basis points since the Federal Reserve began lowering rates in September of 2007, which generally negatively impacts earnings.

The banking industry is experiencing an unusually difficult period due to the general decline in the economy, swift and significant declines in market interest rates, and liquidity issues, in addition to mounting losses from the subprime mortgage market and substantial exposure to speculative real estate lending. Conway National has maintained a healthy liquidity position, has not participated in subprime mortgage lending, and does not have significant exposure in the speculative real estate market.

During the first half of 2008, we opened our newest banking facility, our Little River office located at the corner of Highways 9 and 57, implemented branch capture, and on June 2, 2008 moved the Bank's business day end from 2:00 p.m. to 5:00 p.m., all of which have been well received by the Bank's customers.

We are very appreciative of your continued support; and we look forward to the future and continuing to build your Bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION

and

THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

JUNE 30, 2008

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEET
(Unaudited)

ASSETS:	June 30, 2008	June 30, 2007
Cash and due from banks	$ 21,694,000	$ 31,217,000
Investment securities:		
Obligations of United States government sponsored enterprises	162,713,000	181,078,000
Obligations of states and political subdivisions	27,223,000	22,279,000
Other securities	2,389,000	1,983,000
Total investment securities	192,325,000	205,340,000
Federal funds sold and securities purchased under agreement to resell	25,000,000	20,000,000
Loans	589,410,000	555,184,000
Less allowance for loan losses	(6,736,000)	(6,364,000)
Net loans	582,674,000	548,820,000
Bank premises and equipment	23,265,000	22,671,000
Other assets	13,333,000	14,174,000
Total assets	$ 858,291,000	$ 842,222,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 118,222,000	$ 136,098,000
Interest-bearing	595,500,000	545,759,000
Total deposits	713,722,000	681,857,000
Federal funds purchased and securities sold under agreement to repurchase	49,835,000	69,232,000
Other short-term borrowings	4,464,000	2,049,000
Other liabilities	7,831,000	7,773,000
Total Liabilities	775,852,000	760,911,000
Stockholders' Equity:		
Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2007 and 868,422 in 2008	8,684,000	7,898,000
Surplus	55,939,000	43,555,000
Undivided profits	23,724,000	31,989,000
Net unrealized holding losses on available-for-sale securities	(312,000)	(1,303,000)
Less treasury stock	(5,596,000)	(828,000)
Total stockholders' equity	$ 82,439,000	$ 81,311,000
Total liabilities and stockholders' equity	$ 858,291,000	$ 842,222,000

CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

	Six Months Ended	
INTEREST INCOME:	June 30, 2008	June 30, 2007
Interest and fees on loans	$ 20,739,000	$ 21,877,000
Interest on investment securities:		
Taxable investment securities	4,347,000	3,239,000
Tax-exempt investment securities	547,000	437,000
Other securities	53,000	49,000
Interest on federal funds sold and securities purchased under agreement to resell	422,000	743,000
Total interest income	26,108,000	26,345,000
INTEREST EXPENSE:		
Interest on deposits	9,468,000	9,785,000
Interest on federal funds purchased and securities sold under agreement to repurchase	756,000	1,327,000
Interest on other short-term borrowings	130,000	36,000
Total interest expense	10,354,000	11,148,000
Net interest income	15,754,000	15,197,000
Provision for loan losses	854,000	361,000
Net interest income after provision for loan losses	14,900,000	14,836,000
Noninterest income:		
Service charges on deposit accounts	1,911,000	1,788,000
Gains on securities	0	9,000
Other operating income	1,662,000	1,630,000
Total noninterest income	3,573,000	3,427,000
Noninterest expenses:		
Salaries and employee benefits	7,411,000	6,660,000
Occupancy expense	1,534,000	1,613,000
Other operating expenses	2,516,000	2,333,000
Total noninterest expenses	11,461,000	10,606,000
Income before income taxes	7,012,000	7,657,000
Income tax provision	2,335,000	2,686,000
Net Income	$ 4,677,000	$ 4,971,000

Per share:*

Net income per weighted average shares outstanding	$ 5.56	$ 5.76
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 98.90	$ 94.24
Weighted average number of shares outstanding	841,100	863,321
Actual number of shares outstanding	833,566	862,853

*Adjusted for the effect of a 10% stock dividend issued during 2007.

Member Federal Reserve System • Member FDIC